EXHIBIT III
                                                                     -----------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

--------------------------------------------------------------

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains references to Descartes using the words "we", "us", "our" and similar words and the reader is referred to using the words "you", "your" and similar words.

The MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2005, is referred to as the "current fiscal year", "fiscal 2005", "2005" or using similar words. Our previous fiscal year, which ended on January 31, 2004, is referred to as the "previous fiscal year", "fiscal 2004", "2004" or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2002 refers to the annual period ending January 31, 2002 and the "fourth quarter of 2002" refers to the quarter ending January 31, 2002.

This MD&A is prepared as of March 31, 2005. You should read the MD&A in conjunction with our audited consolidated financial statements for 2005. We prepare and file our consolidated financial statements and MD&A in United States ("US") dollars and in accordance with US generally accepted accounting principles ("GAAP"). We have also prepared and filed our consolidated financial statements in accordance with Canadian generally accepted accounting principles, in US dollars, and mailed them to all Canadian shareholders and made them available to US shareholders. All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A in reference to the new Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 "Continuous Disclosure Obligations" ("NI 51-102") of the Canadian Securities Administrators. The provisions of NI 51-102 concerning annual MD&A apply only for financial periods beginning on or after January 1, 2004.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com. Certain statements made in the MD&A, including, but not limited to, statements relating to our expectations concerning future revenues and earnings, mix of revenues between services revenues and license revenues, use of cash, product development, sales and marketing expenditures, regional break-down of business, the impact of our expense reduction initiatives, business trends, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements, constitute forward-looking statements. When used in this document, the words "believe", "plan", "expect", "anticipate", "intend", "continue", "may", "will", "should" or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading "Certain Factors That May Affect Future Results" appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

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OVERVIEW
--------------------------------------------------------------

We are a global provider of supply chain technology and services that help our customers make deliveries. Using our technology and services, companies reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization. Our pricing model provides companies with flexibility in purchasing our solutions on either a license or subscription basis. Our primary focus is on distribution-sensitive companies where delivery is either a key or defining part of their own product or service offering, or provides opportunities for cost efficiencies.

THE MARKET
Supply chain management has been changing over the past several years, as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile and wireless applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling and inventory visibility.

As the market has been changing, we have been evolving to meet its needs. More and more information is becoming available relating to the movement of deliveries and, with the proliferation of wireless technologies, that information is becoming available in real-time. We are helping our customers take advantage of this trend by offering technology and services that leverage this new information and the mechanisms by which it is delivered.

SOLUTIONS
Our solutions are offered as suites to our target industries. Modular in approach, the suites enable our customers to purchase and use one module at a time or combine several modules as part of their real-time solution for managing their supply chain from procurement to delivery (end-to-end). This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Helping us to develop and support our solutions is our LOGISTICS NETWORK OPERATING SYSTEM(TM) (LNOS) built on Microsoft .NET standards. The LNOS is the foundation or architecture upon which our product suites will operate, enabling us to integrate our applications and offer end-to-end enterprise solutions.

SALES AND DISTRIBUTION
Our sales efforts are primarily directed toward specific industries primarily in retail, consumer product goods, manufacturing, and transportation services. Our sales staff is regionally based and seeks to build long-term relationships with end-users of our products. The sales force is trained to sell across our solutions, targeting existing customers and similar distribution-sensitive companies in specific industry verticals. We promote our products in North America primarily through direct sales efforts aimed at existing and potential users of our products. Channel partners for our international operations include distributors and value-added resellers. Partnerships play a central role in our strategy to address both existing and future customers.

MARKETING
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences and exchanges, partner-focused marketing programs and direct corporate marketing efforts.

--------------------------------------------------------------
CONSOLIDATED OPERATIONS
--------------------------------------------------------------

The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

                                                                      ------------------------------------
YEAR ENDED                                                            JANUARY 31,  January 31,  January 31,
                                                                            2005         2004         2003
                                                                      ------------------------------------
Total revenues                                                              46.4         59.8         70.4
  Cost of revenues                                                          21.1         19.4         26.6
                                                                      ------------------------------------
Gross margin                                                                25.3         40.4         43.8
  Operating expenses                                                        42.7         53.6         58.1
                                                                      ------------------------------------
Net margin                                                                 (17.4)       (13.2)       (14.3)
  Acquisition-related expenses                                             (22.3)        (5.3)      (114.8)
  Restructuring costs and asset impairment                                 (14.1)       (18.8)       (11.7)
                                                                      ------------------------------------
Loss from operations                                                       (53.8)       (37.3)      (140.8)
  Investment income (expense) net of interest expense                       (1.2)        (1.8)         1.9
  Gain (loss) on purchase of convertible debentures                         --            0.9         (0.1)
                                                                      ------------------------------------
Loss before income taxes and minority interest                             (55.0)       (38.2)      (139.0)
  Income tax expense (recovery)                                              0.3          0.3         (0.4)
                                                                      ------------------------------------
Loss before minority interest                                              (55.3)       (38.5)      (138.6)
  Minority interest                                                         --           --            0.4
                                                                      ------------------------------------
Loss                                                                       (55.3)       (38.5)      (138.2)
                                                                      ------------------------------------

LOSS PER SHARE - BASIC AND DILUTED                                         (1.36)       (0.84)       (2.65)
                                                                      ------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED (thousands)       40,706       45,951       52,234
                                                                      ------------------------------------

Other Pertinent Information:
---------------------------                                           ------------------------------------
Total assets                                                                72.6        128.7        242.3
                                                                      ------------------------------------
Convertible debentures                                                      27.0         27.0         72.0
                                                                      ------------------------------------

TOTAL REVENUES consist of SERVICES REVENUES and LICENSE REVENUES. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period. License revenues derive from licenses granted to our customers to use our software products.

Our May 2004 restructuring initiative, described in Note 9 to the consolidated financial statements for 2005, and related events had a significant effect on our revenues in 2005, beginning with the quarter ended July 31, 2004. In general, revenues declined as we reduced our sales force, concentrated on our existing customers and our services-based business model and tempered our pursuit of new license transactions.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

                                                                      ------------------------------------
YEAR ENDED                                                            JANUARY 31,  January 31,  January 31,
                                                                            2005         2004         2003
                                                                      ------------------------------------
Services revenues                                                           41.8         48.9         53.0
PERCENTAGE OF TOTAL REVENUES                                                  90%          82%          75%

License revenues                                                             4.6         10.9         17.4
PERCENTAGE OF TOTAL REVENUES                                                  10%          18%          25%
                                                                      ------------------------------------
Total revenues                                                              46.4         59.8         70.4
                                                                      ------------------------------------

Our SERVICES REVENUES were $41.8 million, $48.9 million and $53.0 million in 2005, 2004 and 2003, respectively. The decline in our 2005 services revenues from 2004 was primarily due to the loss of certain customers on our network services, largely in our legacy Descartes Visibility services and business document exchange services. These customer losses resulted from various factors including customers deciding to perform the services in-house (and, in some cases, switching to alternative providers of such services) as well as our own decision to terminate certain unprofitable customer relationships. Additionally, in the final three quarters of 2005, revenues from professional services related to the implementation of our routing and scheduling applications decreased due to the conclusion of previously undertaken larger scale projects and decreased deal activity in those quarters resulting in fewer newly initiated projects. In the final two quarters of fiscal 2005, we focused on transitioning our business to a services-based model that improved our opportunity to demonstrate the value of our products to our end-users. This emphasis resulted in the development of new services revenue in this period, partially offsetting the decline in 2005 total services revenues.

The decline in our 2004 services revenues from 2003 was largely due to some of our ocean carrier customers not renewing their service contracts with us, as well as the loss of certain customers on other network applications. These non-renewals were primarily due to industry consolidation and certain of these customers deciding to perform the services internally that they previously received from us - sometimes using a license to our software. The negative impact of these non-renewals was partially offset by higher services revenues derived from existing routing and scheduling implementations and maintenance contracts, as well as from the impact of new customers for our business document exchange and network services in 2004.

Our services revenues is dependant on the number of shipments being moved by our customers and, accordingly, our services revenues are somewhat subject to seasonal shipment volume trends across the various modes of transportation (i.e. air, ocean, truck) we serve. In our first fiscal quarter, we generally see lower shipment volumes in air and truck which impact the aggregate number of transactions flowing through our business document exchange. In our second fiscal quarter, we typically see an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we typically see shipment volumes, and transactional volumes, at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and adversely impact the number of transactions our network processes.

Our LICENSE REVENUES were $4.6 million, $10.9 million and $17.4 million in 2005, 2004 and 2003, respectively. The decline in our 2005 license revenues from 2004 is the result of our focus on a services-based business model. In addition, historically our license revenues have principally derived from new transactions with customers. With our recent downsizing of our global salesforce, fewer new transactions have subsequently been concluded globally.

The decline in our 2004 license revenue from 2003 is primarily the result of the transition by some of our prospects and customers to subscription-based contracts from licensing arrangements as well as general market conditions impacting the ability to generate license revenues for supply chain solutions.

As a PERCENTAGE OF TOTAL REVENUES, our services revenues were 90%, 82% and 75% in 2005, 2004 and 2003, respectively. The higher percentage of services revenues in 2005 compared to 2004 is a consequence of our increased focus on being a services organization, rather than a company primarily focused on license revenue. In addition, our focus in 2005 has been on serving our existing customer base, which typically produces services revenues, as compared to selling to new customers where initial license revenues are a typical part of the new relationship.

The higher percentage of services revenues in 2004 compared to 2003 was due to the softness in economic conditions on license revenues and increased customer preference for acquiring our solutions under our services pricing model.

We operate in one business segment providing supply chain solutions. The following table provides additional analysis of our SEGMENTED REVENUES BY GEOGRAPHIC AREAS OF OPERATION (in millions of dollars):

                                                                      ------------------------------------
YEAR ENDED                                                            JANUARY 31,  January 31,  January 31,
                                                                            2005         2004         2003
                                                                      ------------------------------------
Americas                                                                    32.9         40.7         48.2
PERCENTAGE OF TOTAL REVENUES                                                  71%          68%          69%

Europe, Middle-East and Africa ("EMEA")                                     11.1         14.3         17.1
PERCENTAGE OF TOTAL REVENUES                                                  24%          24%          24%

Asia Pacific                                                                 2.4          4.8          5.1
PERCENTAGE OF TOTAL REVENUES                                                   5%           8%           7%
                                                                      ------------------------------------
Total revenues                                                              46.4         59.8         70.4
                                                                      ------------------------------------

REVENUES FROM THE AMERICAS REGION were $32.9 million, $40.7 million and $48.2 million in 2005, 2004 and 2003, respectively, and have remained at a fairly consistent level over these periods as a percentage of total revenues. The decrease in the dollar amount of revenue from 2003 to 2005 is primarily attributable to lower license revenues, lower business document exchange revenues, and lower professional services revenues as described above.

REVENUES FROM THE EMEA REGION were $11.1 million, $14.3 million and $17.1 million in 2005, 2004 and 2003, respectively, and identical over each of the periods as a percentage of total revenues. The decrease in the dollar amount of revenues from 2003 to 2005 is primarily due to general softness for technology sales in this market, as well as the loss of some recurring contracts over that period.

REVENUES FROM THE ASIA PACIFIC REGION were $2.4 million, $4.8 million and $5.1 million in 2005, 2004 and 2003, respectively, and are fairly consistent over these periods as a percentage of total revenues. The dollar amount of revenues for the Asia Pacific region for 2005 decreased compared to both 2004 and 2003 largely due to the reduction in our global salesforce that occurred during the second quarter of 2005. The following table provides additional analysis of COST OF REVENUES (in millions of dollars) and the related gross margins for the years indicated:

                                                                      ------------------------------------
YEAR ENDED                                                            JANUARY 31,  January 31,  January 31,
                                                                            2005         2004         2003
                                                                      ------------------------------------
Services
Services revenues                                                           41.8         48.9         53.0
Cost of services revenues                                                   20.2         17.9         25.7
                                                                      ------------------------------------
Gross margin                                                                21.6         31.0         27.3
                                                                      ------------------------------------
GROSS MARGIN PERCENTAGE                                                       52%          63%          52%

License
License revenues                                                             4.6         10.9         17.4
Cost of license revenues                                                     0.9          1.5          0.9
                                                                      ------------------------------------
Gross margin                                                                 3.7          9.4         16.5
                                                                      ------------------------------------
GROSS MARGIN PERCENTAGE                                                       80%          86%          95%

Total
Revenues                                                                    46.4         59.8         70.4
Cost of revenues                                                            21.1         19.4         26.6
                                                                      ------------------------------------
Gross margin                                                                25.3         40.4         43.8
                                                                      ------------------------------------
GROSS MARGIN PERCENTAGE                                                       55%          68%          62%

COST OF SERVICES REVENUES consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

GROSS MARGIN PERCENTAGE FOR SERVICE REVENUES were 52%, 63% and 52% in 2005, 2004 and 2003, respectively. The lower services revenues in 2005 contributed to the lower gross margin in 2005 compared to 2004, as the costs of operating our network consist predominately of fixed costs. In addition, higher costs associated with third-party professional service providers incurred during the first two quarters of the year contributed to the lower gross margin percentage in 2005.

The increase in the gross margin percentage from 2003 to 2004 was primarily due to moving profit and loss responsibilities for certain services revenues to the geographic sales regions and to a reduction in the cost of revenues achieved from our restructuring initiatives, including consolidation of our infrastructure.

COST OF LICENSE REVENUES consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties.

GROSS MARGIN PERCENTAGE FOR LICENSE REVENUES were 80%, 86% and 95% in 2005, 2004 and 2003, respectively. The gross margin on license revenues declined in 2005 from 2004, principally as a result of higher third-party software costs on the license transactions completed during the year.

The gross margin on license revenues declined in 2004 from 2003 due to higher map royalty costs and referral fees in the fourth quarter, particularly related to certain contracts in the Asia Pacific region.

OPERATING EXPENSES (consisting of sales and marketing, research and development and general and administrative expenses) were $42.7 million, $53.6 million and $58.1 million for 2005, 2004 and 2003, respectively. The decline is primarily the result of efficiencies generated by our restructuring initiatives.

The following table provides additional analysis of operating expenses (in millions of dollars) for the years indicated:

                                                                      ------------------------------------
YEAR ENDED                                                            JANUARY 31,  January 31,  January 31,
                                                                            2005         2004         2003
                                                                      ------------------------------------
Total revenues                                                              46.4         59.8         70.4
                                                                      ------------------------------------

Sales and marketing expenses                                                18.2         31.8         30.0
PERCENTAGE OF TOTAL REVENUES                                                  39%          53%          42%

Research and development expenses                                           10.4          9.4         15.2
PERCENTAGE OF TOTAL REVENUES                                                  22%          16%          22%

General and administrative expenses                                         14.1         12.4         12.9
PERCENTAGE OF TOTAL REVENUES                                                  31%          21%          18%
                                                                      ------------------------------------
Total operating expenses                                                    42.7         53.6         58.1
                                                                      ------------------------------------

SALES AND MARKETING EXPENSES include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were 39%, 53% and 42% in 2005, 2004 and 2003, respectively. The decrease in 2005 from 2004 was primarily attributable to a reduction in our sales force and marketing department in connection with our most recent restructuring initiative.

The increase in 2004 from 2003 was a result of our investment in international sales and marketing activities in the Asia Pacific and Latin American regions, and an increase in our bad debts expense primarily relating to accounts receivables based in the Asia Pacific region and a significant account receivable based on a contract with a customer in Europe that was signed in the second quarter of 2004.

RESEARCH AND DEVELOPMENT EXPENSES consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expensed all costs related to research and development of our products in the past three years. The increase in research and development costs for 2005 compared to 2004 was primarily attributable to a termination penalty associated with the cancellation of a product development agreement with an outsourcing provider, as well as an increased investment in the development of our supply chain solutions.

The decline in research and development costs for 2004 compared to 2003 was attributable to our restructuring initiatives in the past two years as well as the benefits of certain product development outsourcing in North America and internationally.

GENERAL AND ADMINISTRATIVE expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $14.1 million, $12.4 million and $12.9 million in 2005, 2004 and 2003, respectively. The increase in 2005 from 2004 was primarily attributable to severance costs of approximately $1.5 million included in the first quarter of 2005 relating to the departure of certain members of senior management. Additionally, general and administrative expenses increased due to the reserve for defense costs related to the class action lawsuit (which lawsuit has now been settled in principle), increased directors and officers liability insurance premiums over the second half of 2005, and an increase in professional fees in the second quarter of 2005.

The decrease in general and administrative expenses in 2004 from 2003 was attributable to our reduced workforce resulting from prior restructuring initiatives. Additionally, in 2003 general and administrative expenses were higher because of an arbitration award relating to a customer dispute.

ACQUISITION-RELATED EXPENSES include amortization and impairments of goodwill and intangible assets acquired on business combinations that we have completed to date. Acquisition-related expenses were $22.3 million, $5.3 million, and $114.8 million for 2005, 2004 and 2003, respectively. The following table provides an additional analysis of acquisition related expenses for the years indicated (in millions of dollars):

                                                                      ------------------------------------
YEAR ENDED                                                            JANUARY 31,  January 31,  January 31,
                                                                            2005         2004         2003
                                                                      ------------------------------------
Amortization of intangible assets                                            4.1          5.3         10.1
Impairment of goodwill                                                      18.2         --           86.7
Impairment of intangible assets                                             --           --           18.0
                                                                      ------------------------------------
Total acquisition-related expenses                                          22.3          5.3        114.8
                                                                      ------------------------------------

Amortization of intangible assets includes customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with the acquisitions completed by us to date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded 5 years. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $4.1 million, $5.3 million and $10.1 million in 2005, 2004 and 2003, respectively.

The decline in amortization expense from 2003 to 2005 is attributable to an $18.0 million impairment provision recorded against certain of our intangible assets in the fourth quarter of 2003 in accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which reduced the carrying value of intangible assets to be amortized in future periods. As of January 31, 2005, the unamortized portion of intangible assets amounted to $4.1 million compared with $8.3 million at January 31, 2004.

Effective February 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", thereby ceasing the amortization of all goodwill acquired in all business combinations. SFAS 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard. The impairment test, using an enterprise valuation approach based on market capitalization and discounted cash flow models, indicated an excess of carrying or book value over enterprise value and resulted in a goodwill impairment charge of $18.2 million, nil and $86.7 million that was recorded in the results of operations in 2005, 2004 and 2003, respectively.

As of the end of the first quarter of 2005, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

RESTRUCTURING COSTS AND ASSET IMPAIRMENT were $14.1 million, $18.8 million and $11.7 million in 2005, 2004 and 2003, respectively, relating to the restructuring plans described in Note 9 in the accompanying Notes to Consolidated Financial Statements for 2005. Our primary reason for initiating these restructuring plans was to align our cost structure with our services-based revenue model and to streamline our corporate operations. As of January 31, 2005, activities under all restructuring plans had been completed, including a 45% reduction in our global workforce, with the remaining restructuring provision of $1.7 million to be drawn-down over time as cash is paid in connection with ongoing restructured contracts such as closed office leases. We do not expect any significant additional restructuring expenses in connection with any of our restructuring initiatives.

                         ----------------------------------------------------------------------------
                        Provision   Additional    Revisions    Cumulative    Cumulative     Remaining
                            as at      Charges  During 2005      Non-cash          Cash  Provision as
                       January 31, During 2005                  Drawdowns     Drawdowns    at January
                             2004                                                            31, 2005
                         ----------------------------------------------------------------------------
AUGUST 2001
-----------
Office closure costs            4         --             13          --             (17)         --
JUNE 2002
---------
Office closure costs          160         --            402          --            (562)         --
MAY 2003
--------
Workforce reduction            97         --            202          --            (299)         --
Office closure costs          477         --          1,581          --            (901)        1,157
MAY 2004
--------
Workforce reduction          --          4,217          332          --          (4,413)          136
Office closure costs         --          1,743         (210)         --          (1,092)          441
Redundant assets             --          5,770         --          (5,770)         --            --
                         ----------------------------------------------------------------------------
                              738       11,730        2,320        (5,770)       (7,284)        1,734
                         ----------------------------------------------------------------------------

During 2005, we incurred initial charges relating to our May 2004 restructuring initiative and additional revisions to each of our restructuring initiatives of cumulatively $14.1 million, comprised of $4.8 million for workforce reduction, $3.5 million for office closure costs and $5.8 million for redundant assets.

Our restructuring provisions were drawn-down in 2005 as a result of cash payments related to these initiatives of $7.3 million and a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million, relating primarily to software, hardware and office-related assets.

During 2004, we incurred aggregate restructuring charges and revisions of $18.8 million, broken down into workforce reduction expenses of $8.1 million, office closure costs of $6.4 million, redundant asset write-offs of $1.8 million, data center consolidations of $0.9 million and network system consolidations of $1.6 million. Restructuring provisions were drawn-down in 2004 as a result of cash payments related to these initiatives of $17.2 million and a non-cash write-off of redundant assets in connection with the May 2003 and June 2002 initiatives of cumulatively $1.8 million, relating primarily to software, hardware and office-related assets.

During 2003, we incurred aggregate restructuring charges and revisions of $11.7 million, broken down into workforce reduction expenses of $5.3 million, office closure costs of $5.2 million, redundant asset write-offs of $0.6 million, data center consolidations of $0.2 million and network system consolidations of $0.4 million. Restructuring provisions were drawn-down in 2003 as a result of cash payments related to these initiatives of $11.6 million and a non-cash write-off of redundant assets in connection with the June 2002 and August 2001 initiative of cumulatively $0.9 million, relating primarily to software, hardware and office-related assets.

INVESTMENT INCOME (EXPENSE) NET OF INTEREST EXPENSE was an expense of $1.2 million and $1.8 million in 2005 and 2004, respectively, compared to income of $1.9 million in 2003. The decrease in each year is attributable to a decrease in investment income caused by declining yields from cash, cash equivalents and marketable securities as well as lower investment balances as a result of cash usage, compared to the higher 5.5% fixed interest rate on our outstanding convertible debentures, discussed in more detail in Note 10 to the Consolidated Financial Statements.

GAIN (LOSS) ON PURCHASE OF CONVERTIBLE DEBENTURES was nil, $0.9 million, and ($0.1) million in 2005, 2004 and 2003, respectively. The gain in 2004 resulted from our purchase of $45.0 million principal amount of our convertible debentures during 2004, while the loss in 2003 related to the purchase of approximately $1.5 million principal amount of our convertible debentures in 2003, all as further described in Note 10 to the Consolidated Financial Statements.

INCOME TAX EXPENSE (RECOVERY) was $0.3 million for each of 2005 and 2004 with a tax recovery of $0.4 million in 2003. The income tax recovery in 2003 was the result of carrying back US losses for one of our US subsidiaries in order to recover taxes we paid in prior years for that subsidiary.

Overall, we incurred a loss of $55.3 million in 2005, compared to losses in 2004 and 2003 of $38.5 million and $138.2 million, respectively. The increase in the loss between 2005 and 2004 is primarily attributable to the charges related to the impairment of goodwill and to lower revenues, and was partially offset by lower operating and restructuring expenses.

--------------------------------------------------------------
QUARTERLY OPERATING RESULTS
--------------------------------------------------------------

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and number of share amounts) for each of the quarters ended on the date indicated:

                                                         ---------------------------------------------------------
                                                          APRIL 30,    JULY 31, OCTOBER 31, JANUARY 31,      TOTAL
                                                              2004        2004        2004        2005
                                                         ---------------------------------------------------------
2005
----
Revenues                                                    13,256      11,065      11,045      11,029      46,395
Gross margin                                                 7,791       5,173       6,334       6,044      25,342
Operating expenses                                          16,781      13,163       7,064       5,708      42,716
Loss                                                       (28,943)    (22,699)     (2,730)       (959)    (55,331)
Basic and diluted loss per share                             (0.71)      (0.56)      (0.07)      (0.02)      (1.36)
Weighted average shares outstanding - basic and diluted     40,706      40,706      40,706      40,706      40,706
(thousands)

                                                         ---------------------------------------------------------
                                                          APRIL 30,    JULY 31, OCTOBER 31, JANUARY 31,      TOTAL
                                                              2004        2004        2004        2005
                                                         ---------------------------------------------------------
2004
----
Revenues                                                    14,187      15,219      16,026      14,353      59,785
Gross margin                                                 9,407      10,529      11,239       9,223      40,398
Operating expenses                                          12,848      11,576      12,204      16,982      53,610
Loss                                                        (9,018)    (14,706)     (4,194)    (10,575)    (38,493)
Basic and diluted loss per share                             (0.17)      (0.29)      (0.10)      (0.26)      (0.84)
Weighted average shares outstanding - basic and diluted     52,230      50,470      40,654      40,655      45,951
(thousands)

Our May 2004 restructuring initiative, described in Note 9 to the consolidated financial statements for 2005, had a significant effect on our quarterly operating results, beginning with the quarter ended July 31, 2004. Revenues declined as we reduced our sales force, concentrated on our existing customers and our services-based business model and tempered our pursuit of new license transactions. In addition, our operating expenses were significantly reduced as a result of this restructuring initiative, beginning in the quarter ended October 31, 2004.

Our losses over the quarters detailed in the table above have also been impacted by significant charges in particular quarters. In the quarter ended July 31, 2003, we incurred a restructuring charge of $7.3 million in connection with our May 2003 restructuring initiative described in Note 9 to the consolidated financial statements for 2005. In the quarter ended April 30, 2004, we incurred a goodwill impairment charge of $18.0 million. In the quarter ended July 31, 2004, we incurred a restructuring charge of $11.7 million in connection with the May 2004 restructuring initiative.

The number of common shares used in the loss per share calculation has reduced over the quarterly periods shown as a result of the repurchase of 11,578,000 common shares in May 2003. The stepped decline shown in the table above is the result of the weighted average outstanding share calculation required by applicable accounting principles.

In the fourth quarter of 2005, we substantially completed our May 2004 restructuring initiative and reduced both our total expenses and loss by $1.8 million from their corresponding levels in the previous quarter. Our improved operating results contributed to our cash, cash equivalents and marketable securities being $2.4 million higher than at the end of the third quarter. Other events in the fourth quarter of 2005 included the adoption by our Board of Directors of a shareholder rights plan (the "Rights Plan") to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid; the settlement-in-principle of the securities class action lawsuit (discussed above); and the appointment of Arthur Mesher as Chief Executive Officer.

--------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. As of January 31, 2005, we had $48.8 million in cash, cash equivalents and marketable securities, and $8.3 million in available lines of credit. We believe this provides sufficient liquidity to fund our current operating requirements and the repayment of our outstanding convertible debentures (of which $27.0 million principal amount was outstanding at January 31, 2005) should we elect to satisfy the payment of these debentures at their maturity on June 30, 2005 in cash rather than by the issuance of our common shares. Should additional financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions, for reducing debt or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with such a potential strategic transaction. In addition, as opportunities arise from time-to-time, we may liquidate certain of our long-term investments to improve our cash position.

The table set forth below provides a summary statement of cash flows for the years indicated in millions of dollars:

                                                                      ------------------------------------
YEAR ENDED                                                            JANUARY 31,  January 31,  January 31,
                                                                            2005         2004         2003
                                                                      ------------------------------------

Cash used in operating activities                                          (15.0)       (32.6)       (16.8)
Additions to capital assets                                                 (1.1)        (5.8)        (5.3)
Acquisition                                                                 (0.2)        (0.3)        (2.2)
Purchase of convertible debentures                                          --          (43.3)        (1.5)
Purchase of common shares                                                   --          (27.2)        --
Issuance of common shares                                                   --            0.2          0.2
Purchase of long-term investment                                            --           --           (0.1)
                                                                      ------------------------------------
Net change in cash and cash equivalents and marketable securities          (16.3)      (109.0)       (25.7)
Cash and cash equivalents and marketable securities, beginning of year      65.1        174.1        199.8
                                                                      ------------------------------------
Cash and cash equivalents and marketable securities, end of year            48.8         65.1        174.1
                                                                      ------------------------------------

CASH USED IN OPERATING ACTIVITIES was $15.0 million, $32.6 million and $16.8 million for 2005, 2004 and 2003, respectively. The decrease in cash used in operating activities in 2005 from 2004 was principally due to stronger cash collections and improved operating performance. Included in the cash used in operating activities in 2005 was $7.3 million related to cash payments directly related to our restructuring initiatives, $1.5 million for our semi-annual debenture interest and $6.2 million for cash used in other operating activities.

ADDITIONS TO CAPITAL ASSETS of $1.1 million in 2005 represents investments that we have made in computing equipment and software to support our global operations and the centralization of our support functions.

ACQUISITION represents the purchase price and costs related to our acquisition of Tradevision AB ("Tradevision"). In 2003 and 2002 we undertook a focused acquisition strategy designed to complement and enhance our product offering and our distribution capabilities. Pursuant to this strategy, we purchased 70% of the outstanding shares of Tradevision in 2002 and the remaining 30% interest in 2003.

The total purchase price for Tradevision at the time of acquisition was $7.6 million, which included the cash consideration, the integration costs and other acquisition related expenses. In addition, $1.4 million in acquisition costs have been incurred since October 2002, including $0.5 million in purchase price `earn-out' to the vendors. Accordingly, the total cash purchase price for Tradevision as of January 31, 2005 is $9.0 million ($0.2 million, $0.3 million, $2.2 million and $6.3 million paid in 2005, 2004, 2003 and 2002, respectively). The remaining potential purchase price `earn-out' payable by us to the vendors is $0.2 million.

PURCHASE OF CONVERTIBLE DEBENTURES. In 2004, we purchased for cancellation $45.0 million aggregate principal amount of our debentures through a wholly owned subsidiary for $43.3 million, including costs associated with the offer. In December 2001, March 2002, and August 2002, pursuant to a normal course issuer bid, we cumulatively purchased for cancellation $3.0 million principal amount of the debentures for $2.6 million, including costs associated with the offer.

PURCHASE OF COMMON SHARES. In July 2003, we purchased for cancellation 11,578,000 of our common shares for an aggregate cost of $27.2 million, including costs associated with the offer. As of March 31, 2005, there were 40,705,811 shares issued and outstanding.

ISSUANCE OF COMMON SHARES represents the proceeds from the issuance of common shares on the exercise of granted stock options. In 2004, 59,300 stock options were exercised for proceeds of $0.2 million.

PURCHASE OF LONG-TERM INVESTMENT of $0.1 million in 2003 represents additions to our existing investment in Ocado, an online food retailer based in the United Kingdom.

As of January 31, 2005, our current assets exceed our current liabilities by $21.4 million. Current assets include $17.2 million of cash and cash equivalents, $31.5 million in short-term marketable securities and $7.1 million in current trade receivables. Our working capital has decreased since January 31, 2004 by $34.7 million, principally as a result of the reclassification of $27.0 million of our convertible debentures to current liabilities from long-term liabilities, the reclassification of $10.0 million of our DRD investments from long-term to short-term assets, as well as the use of cash in operations and restructuring activities.

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are comprised of debt securities maturing between three and 12 months from the balance sheet date. Long-term marketable securities are comprised of debt securities maturing in excess of 12 months from the balance sheet date. Effective October 31, 2002, debt securities were marked to market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade DRD eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors, which were updated during the first quarter of 2005. The updated provision stipulated a more conservative investment philosophy whereby all maturing investments will be re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in DRD eligible securities. Since many of our investments had maturities in May 2004 and June 2004, the proceeds of these investments were reinvested in AAA-rated investments.

As of January 31, 2005, 35% of the total cash and investment portfolio was in interest-bearing cash deposits and 65% was in short-term marketable securities. The table below provides an analysis of our consolidated holdings of cash and investments in millions of dollars with their credit ratings as of January 31, 2005:
                                    STANDARD &
                                   POOR'S (S&P)   PERCENTAGE OF          AMOUNT
                                        RATING            TOTAL
                                    -------------------------------------------

Interest-bearing cash deposits            --                35%            17.2

Marketable securities                      AAA              65%            31.6
                                                                       --------
                                                           100%            48.8
                                                                       --------

--------------------------------------------------------------
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENCIES,
GUARANTEES AND VARIABLE INTEREST ENTITIES
--------------------------------------------------------------

CONTRACTUAL OBLIGATIONS
To facilitate a better understanding of our contractual obligations, the following information is provided (in millions of dollars) in respect of our convertible debentures and operating lease obligations:

                                                      -----------------------------------------------------------
                                                    LESS THAN          1-3          3-5    MORE THAN        TOTAL
                                                       1 YEAR        YEARS        YEARS      5 YEARS
                                                      -----------------------------------------------------------
Convertible Debentures (plus interests payments)         27.7         --           --           --           27.7
Operating Lease Obligations                               3.0          2.4          0.9          0.2          6.5
                                                      -----------------------------------------------------------
TOTAL                                                    30.7          2.4          0.9          0.2         34.2
                                                      -----------------------------------------------------------

COMMITMENTS
Convertible Debentures
----------------------
On June 30, 2000, we issued $75.0 million aggregate principal amount of convertible unsecured subordinated debentures maturing on June 30, 2005. The debentures bear interest at the rate of 5.5% per annum, which has accrued from June 30, 2000 and has been paid and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year. In December 2001, March 2002, August 2002 and July 2003, we cumulatively purchased for cancellation $48.0 million principal amount of the debentures. At January 31, 2005, we had $27.0 million of these debentures outstanding.

Each debenture is convertible, at the option of the holder, into common shares at any time prior to maturity at a price of $35 per common share. In addition the debentures may be redeemed, in whole or in part, in cash or common shares, at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than $43.75. On maturity, we can elect to satisfy the debentures, in whole or in part, with the number of common shares obtained by dividing the principal amount of the debentures that we want to satisfy with common shares by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before maturity. Any amount not satisfied by common shares on maturity is to be paid in cash.

We do not believe there is currently any default under the trust agreement for the debentures that would require early payment of the debentures. Interest obligations due in the current year are expected to be satisfied with a combination of cash reserves, the liquidation of short-term investments, and operating cash flows.

Operating Leases
----------------
We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2012. The future minimum amounts payable under the lease agreements in millions of dollars are described in the chart above.

We have initiated the exit of various equipment and real property leases in connection with previously announced restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $1.6 million.

CONTINGENCIES
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. We believe the complaint is without merit and we are defending against it vigorously. The action is currently in the initial phase of discovery.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed and, subsequently, all four complaints were consolidated into a single complaint. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which our insurance providers will pay approximately $1.1 million and the balance paid by us. In January 2005, the parties to the litigation executed a Memorandum of Understanding that memorialized the terms of the settlement-in-principle. The settlement-in-principle remains subject to the signing of a definitive settlement agreement and final approval by the court. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

We have commenced arbitration proceedings against a supplier of hosting services to recover damages relating to that supplier's invoicing of fees in excess of the contractual agreement and refusal to deliver working source code for technology purchased from the supplier. At this time, the arbitration is in its initial stages.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

GUARANTEES
In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other" ("FIN 45"), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002, for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. As of January 31, 2005, our guarantees that were issued or modified after February 1, 2003 were not material.

VARIABLE INTEREST ENTITIES
In December 2003, FASB issued Interpretation No. 46R (FIN 46R), a revision to Interpretation No. 46 (FIN 46), CONSOLIDATION OF VARIABLE INTEREST ENTITIES. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provisions of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN

46R did not have a material impact on our financial statements, as we have not been involved in any transactions requiring consolidation as prescribed by FIN 46 or FIN 46R.

--------------------------------------------------------------
FISCAL 2006 OUTLOOK
--------------------------------------------------------------

This section discusses our outlook for 2006 as of the date of this MD&A, and contains forward-looking statements.

In the fourth quarter and year ended January 31, 2005, our services revenues comprised approximately 91% and 90%, respectively, of our total revenues for the period, with the balance being license revenues. We currently anticipate that during 2006 our revenues will again be predominantly services revenues, fueled by our continued migration of our legacy license-based products to our LNOS architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion.

In 2006 we intend to continue to manage our business to align our operating expenses with our visible and recurring revenues. We believe that our existing services infrastructure provides us with opportunities to increase our services gross margin if aggregate services revenues increase above their 2005 levels. In addition, we intend to maintain the flexibility in our business model to enable our customers to elect to license technology rather than subscribe to services, though we intend to manage and plan cost levels for the business with minimal expectations of license revenue. Given this, and given the historical higher gross margin we have seen from licenses of our technology, we anticipate that if license revenues are higher than our expectations that this will contribute positively to our bottom line.

As a consequence of our May 2004 restructuring initiative, the amount we spent on sales and marketing was significantly reduced as we focused our sales efforts on our existing customer base. We anticipate that in the latter half of 2006, as the development of our LNOS-based products mature, we will advance our efforts in selling our products to new customers and that this will correspondingly increase the amount that we spend on sales and marketing.

We currently anticipate that in 2006 the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. On March 3, 2005 we announced the hiring of Vincent Ho as General Manager, Asia-Pacific and, accordingly, we currently anticipate that in the latter half of 2006 our business activities in the Asia-Pacific region will increase.

In 2005 we spent $1.1 million on capital expenditures. We currently estimate similar levels of capital expenditures in 2006.

--------------------------------------------------------------
OUTSTANDING SHARE DATA
--------------------------------------------------------------

We have an unlimited number of common shares authorized for issuance. As of January 31, 2005, we have 40,705,811 common shares issued and outstanding.

We also have a shareholder-approved stock option plan and other option plans that were assumed or adopted in connection with various previously completed acquisitions. As of January 31, 2005, there were options granted to purchase 4,470,608 common shares pursuant to these plans.

As described above in the "Contractual Obligations, Commitments, Contingencies, Guarantees and Variable Interest Entities" section of this MD&A, we have outstanding $27.0 million aggregate principal amount of convertible unsecured subordinated debentures. On maturity on June 30, 2005, we can elect to satisfy the debentures, in whole or in part, with the number of common shares obtained by dividing the principal amount of the debentures that we want to satisfy with common shares by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before maturity.

On November 30, 2004, we announced that our Board of Directors had adopted the Rights Plan to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We are not adopting the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan has been conditionally approved by the Toronto Stock Exchange and is subject to approval by our shareholders at our next annual and special meeting of shareholders. If approved by shareholders, the Rights Plan will take effect as of November 29, 2004, and will have an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

--------------------------------------------------------------
APPLICATION OF CRITICAL ACCOUNTING POLICIES
--------------------------------------------------------------

Our financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management's application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 of the 2005 Notes to Consolidated Financial Statements.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the Board of Directors. In addition, the Board of Directors has reviewed the disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the 2005 consolidated financial statements.

REVENUE RECOGNITION
We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2 ("SOP 97-2"), "Software revenue recognition" and the US Securities and Exchange Commission's Staff Accounting Bulletin 104, "Revenue recognition in financial statements" ("SAB 104").

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

SERVICES REVENUES - Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

LICENSE REVENUES - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions". Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each unit of accounting or element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer's inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

LONG-LIVED ASSETS
SFAS 142, "Goodwill and Other Intangible Assets", requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (October 31 for us) and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Other long-lived assets include capital assets and intangible assets. Capital assets are depreciated according to the methods and rates described in the Notes to Consolidated Financial Statements for 2005. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

RESTRUCTURING
In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of Emerging Issues Task Force ("EITF") Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146. These plans require us to make critical estimates regarding employee termination, contract termination, our ability to sub-lease and other exit costs. We make these estimates based on the terms of the contracts involved, the number and pay scale of employees affected by the restructuring and other related factors. Because such activities are complex processes that take several months to complete, they will involve periodically reassessing the estimates made. As a result, we may have to change originally reported estimates when actual payments are made or the related activities are completed.

LITIGATION
We are currently involved in patent litigation and class action litigation that is described in the Contractual Obligations, Commitments, Contingencies, Guarantees and Variable Interest Entities section of this MD&A and in Note 11 to 2005 Notes to Consolidated Financial Statements. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We account for contingences in accordance with the provisions of SFAS 5 "Accounting for Contingencies," which requires management to make certain judgments and estimates relating to potential future gains or losses that will ultimately be resolved when one or more future events occurs or fail to occur, and the likelihood of such events occurring or failing to occur.

INCOME TAXES
SFAS 109, "Accounting for Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

--------------------------------------------------------------
CHANGES IN ACCOUNTING POLICIES
--------------------------------------------------------------

At January 31, 2005, we had various stock-based employee compensation plans. We account for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. No stock-based employee compensation cost is reflected in income (other than certain options that relate to a specific acquisition as described in Note 8 to the 2005 Notes to Consolidated

Financial Statements), as no options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payment". Statement 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share based-payments. This statement is effective for all public companies for the first reporting period (interim or annual) beginning after June 15, 2005. We will adopt FAS 123(R) in the third quarter ending October 31, 2005. The pro-forma impact on our 2005, 2004 and 2003 fiscal periods of expensing stock options is as follows:

                                                                      ------------------------------------
YEAR ENDED                                                            JANUARY 31,  January 31,  January 31,
                                                                            2005         2004         2003
                                                                      ------------------------------------
Loss - As reported                                                       (55,331)     (38,493)    (138,195)
Add:  Stock-based compensation - As reported                                 137          171          467
Less:  Total stock-based compensation expense determined
under the fair value based method for all awards                          (1,874)      (5,458)      (8,546)
                                                                      ------------------------------------
Loss - Pro forma                                                         (57,068)     (43,780)    (146,274)
                                                                      ------------------------------------

Loss per share - Basic and diluted

                                                                      ------------------------------------
As reported                                                                (1.36)       (0.84)       (2.65)
                                                                      ------------------------------------
Pro forma                                                                  (1.40)       (0.95)       (2.80)
                                                                      ------------------------------------

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                                      ------------------------------------
YEAR ENDED                                                            JANUARY 31,  January 31,  January 31,
                                                                            2005         2004         2003
                                                                      ------------------------------------
Black-Scholes average assumptions:
  Expected dividend yield                                                    0.0%         0.0%         0.0%
  Expected volatility                                                       68.0%        83.0%        91.0%
  Risk-free rate                                                             3.6%         3.9%         4.2%
  Expected option life in years                                              4.4          4.0          3.6
                                                                      ------------------------------------
Weighted average fair value per option                                $     0.84   $     1.64   $     3.43
                                                                      ------------------------------------

--------------------------------------------------------------
CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS
--------------------------------------------------------------

ANY INVESTMENT IN OUR COMPANY WILL BE SUBJECT TO RISKS INHERENT TO OUR BUSINESS. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW TOGETHER WITH ALL OTHER INFORMATION INCLUDED IN THIS REPORT. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE NOT AWARE OF OR FOCUSED ON OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. THIS REPORT IS QUALIFIED IN ITS ENTIRETY BY THESE RISK FACTORS.

IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, THEY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY OR RESULTS OF OPERATIONS. IN THAT CASE, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RECENT EVENTS MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS.
In May 2004 we announced that we had reviewed our financial results for 2004 and that our audited results would differ materially from the unaudited 2004 results we had previously announced on March 10, 2004. While this review did not result in any restatement of prior period financial statements, our review did result in adjustments to our unaudited 2004 financial statements originally issued on March 10, 2004. We also announced a significant downsizing of our staff, office closures, the cancellation of certain leases and contracts, related restructuring charges, the write-off of redundant assets, the termination of our Chief Executive Officer, the commencement of class action litigation against us and the write-down of $18.0 million of goodwill. Following these announcements we experienced a significant drop in our stock price, a negative impact on our ability to generate business with customers, difficulty in retaining key employees, and a negative impact on our results of operations and the morale of our remaining employees, including management employees. Since these announcements, we have completed all our restructuring activities and incurred aggregate charges and revisions related to the May 2004 restructuring of $11.9 million, appointed Arthur Mesher as our new Chief Executive Officer and announced an agreement-in-principle to settle the class action litigation for $1.5 million, with $1.1 million to be paid by our insurers and the remainder paid by us. There can be no assurance that these announcements or the matters referred to therein will not continue to have an adverse effect on our business and results of operations in future fiscal periods.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE, WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
We incurred a loss in 2005 as well as in prior fiscal quarters and fiscal years. As of January 31, 2005, our accumulated deficit was $410.7 million. We believe that the success of our business depends on our ability to reduce our operating expenses to a level at or below our revenues and, as of the end of 2005, we believe we have done so. However, we have not yet achieved GAAP profitability and there can be no assurance that we can generate expense reductions or revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained, to enable us to do so. Any failure to achieve, or, if achieved, maintain profitability would increase the possibility that the value of your investment will decline.

OUR REVENUES AND OPERATING RESULTS, WHICH MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THEREFORE BE DIFFICULT TO PREDICT, MAY FAIL TO MEET INVESTMENT COMMUNITY EXPECTATIONS. ANY SUCH FAILURE MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

     o The termination of any key customer contract, whether by the customer or by us;
     o Our decision on how to satisfy any outstanding convertible debentures on maturity;
     o Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
     o    Fluctuations in the demand for our services and products;
     o    Price and functionality competition in our industry;
     o Changes in the productivity of, and costs associated with, our distribution channels and international operations;
     o Changes in legislation and accounting standards, including standards relating to revenue recognition, and stock-based compensation;
     o Any further restructuring charges or changes in assumptions related to our previously announced initiatives;
     o Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
     o    Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

IF OUR EXISTING CUSTOMERS CANCEL ANY REMAINING PORTIONS OF THEIR CONTRACTS WITH US, OR FAIL TO EITHER RENEW CONTRACTS FOR SERVICES AND PRODUCTS OR PURCHASE ADDITIONAL SERVICES AND PRODUCTS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.
We depend on our installed customer base for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer's option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts or fail to purchase additional services or products then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for any of the following reasons:

     o    Budgetary constraints related to economic uncertainty;
     o    Dissatisfaction with product or service quality;
     o Difficulty in prioritizing a surplus of information technology projects;
     o    Changes in business strategy or priorities or for other reasons; or
     o    Recent events in our company.

Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results.

SOME OF OUR CUSTOMERS OPERATE IN INDUSTRIES THAT HAVE BEEN EXPERIENCING DECLINING DEMAND OR CONSOLIDATION OF PARTICIPANTS. IF THESE INDUSTRIES CONTINUE TO EXPERIENCE ECONOMIC DIFFICULTIES OR CONSOLIDATE, THEN THESE CUSTOMERS MAY GENERATE LESS REVENUE FOR OUR BUSINESS.
Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have reduced considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline or disappearance in the revenues that we receive from consolidating customers.

SOME OF OUR PRODUCTS AND SERVICES ARE SOLD TO INDUSTRIES WHERE THERE IS DOWNWARD PRICING PRESSURE ON THE PARTICULAR PRODUCT OR SERVICE, EITHER DUE TO COMPETITION, GENERAL INDUSTRY CONDITIONS OR OTHERWISE. IF THIS DOWNWARD PRICING PRESSURE IS NOT COMPENSATED FOR BY INCREASED VOLUMES OF TRANSACTIONS OR INCREASED PRICES ELSEWHERE IN OUR BUSINESS, THEN THESE CUSTOMERS MAY GENERATE LESS REVENUE FOR OUR BUSINESS.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service, either due to competition, general industry conditions or otherwise. We may attempt to deal with this pricing pressure by getting these customers to commit to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If any downward pricing pressure cannot be so offset, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

FROM TIME TO TIME, WE MAY BE SUBJECT TO ADDITIONAL LITIGATION OR DISPUTE RESOLUTION THAT COULD RESULT IN SIGNIFICANT COSTS TO US AND DAMAGE TO OUR REPUTATION.
From time to time, we may be subject to additional litigation or dispute resolution in the ordinary course of business relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to the reputation of our company and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

OUR RESTRUCTURING INITIATIVES MAY NOT ACHIEVE THEIR INTENDED RESULTS AND MAY IMPAIR OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY.
We previously implemented separate restructuring plans in each of August 2001, June 2002 and May 2003. In May 2004, we announced that we were undertaking an additional restructuring. During 2005, we incurred restructuring charges and revisions of $14.1 million and reduced our global workforce by 45%. The objective of the restructuring plans was to reduce our cost structure in support of our services model and generate greater operating efficiencies through reductions in our workforce, and through consolidation of facilities and termination of operating contracts. Workforce reductions negatively impacted, and could continue to negatively impact, our remaining employees, including those directly responsible for sales, and limit our ability to pursue new revenue opportunities. Further, any failure to retain and effectively manage our remaining employees could increase our costs, hurt our development and sales efforts, and impact the quality of our customer service. These restructuring activities have and may continue to affect our ability to pursue new transactions and maintain existing relationships with customers and prospects and therefore negatively affect future revenues. This could continue to harm our business, results of operations and financial condition.

WE REDUCED OUR WORKFORCE AS PART OF OUR COST REDUCTION INITIATIVES. IF WE FAIL TO ATTRACT AND RETAIN KEY PERSONNEL, IT WOULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND EFFECTIVELY MANAGE OUR BUSINESS.
Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote, and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

RECENT CHANGES IN REQUIREMENTS RELATING TO ACCOUNTING TREATMENT FOR EMPLOYEE STOCK OPTIONS MAY FORCE US TO CHANGE OUR BUSINESS PRACTICES, WILL RESULT IN ADDITIONAL EXPENSES THAT WILL MAKE IT MORE DIFFICULT TO ACHIEVE OR MAINTAIN PROFITABILITY AND OTHERWISE MATERIALLY ADVERSELY AFFECT OUR BUSINESS.
Recent changes implemented by accounting standards organizations and governmental authorities will require us to treat the value of past and future stock options granted to employees as a compensation expense. As a result, we may reevaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation plans to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates and otherwise materially adversely affect our business. In addition, the incremental expense will make it more difficult to achieve or, if achieved, maintain profitability, which would in turn have a material adverse effect on our business, results of operation and financial condition.

WE HAVE REACHED AN AGREEMENT-IN-PRINCIPLE TO SETTLE, BUT STILL FACE, SECURITIES CLASS ACTION LITIGATION.
On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were also filed making substantially similar allegations, and all four complaints were consolidated into one. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated class action litigation, subject to a formal written settlement agreement and court approval. In January 2005, the parties to the litigation executed a memorandum of understanding that memorialized the terms of the settlement-in-principle. While we indicated on November 2, 2004 that we did not expect the settlement-in-principle to have any future impact on our operating results, there can be no assurance that the class action litigation will not have a material adverse effect on our results of operations or financial position if the terms of the settlement-in-principle are altered, or if the agreed settlement-in-principle is not approved by the court.

WE MAY IN THE FUTURE HAVE INCREASING DIFFICULTY OBTAINING AND MAINTAINING COST-EFFECTIVE INSURANCE THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AS WELL AS RESTRICT OUR ABILITY TO ATTRACT AND RETAIN OUTSIDE DIRECTORS FOR OUR BOARD OF DIRECTORS.
We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer liability insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This is especially so where we have claims experience pursuant to a particular policy, such as our recent agreement-in-principle to settle the class action litigation for $1.5 million of which our insurers are paying $1.1 million. If insurance is more difficult, or unable, to be obtained then this may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain outside directors to our Board of Directors.

OUR COMMON STOCK PRICE HAS IN THE PAST BEEN VOLATILE AND MAY ALSO BE IN THE FUTURE.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

     o Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
     o Changes in recommendations or financial estimates by industry or investment analysts;
     o    Changes in management;
     o    Outcomes of litigation or arbitration proceedings;
     o Announcements of technological innovations or acquisitions by us or by our competitors;
     o Introduction of new products or significant customer wins or losses by us or by our competitors;
     o Developments with respect to our intellectual property rights or those of our competitors;
     o    Rumors or dissemination of false and/or misleading information;
     o Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
     o    General market conditions; and
     o    Other risk factors set out in this report.

If the market price of a company's stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit, such as the one in which we were named a defendant on or about May 19, 2004 (as discussed above), could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

WE COULD BE EXPOSED TO BUSINESS RISKS IN OUR INTERNATIONAL OPERATIONS THAT COULD LIMIT THE EFFECTIVENESS OF OUR GROWTH STRATEGY AND CAUSE OUR OPERATING RESULTS TO SUFFER.
While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. Though we have reduced our presence in these geographies, we anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:

     o Longer collection time from foreign clients, particularly in the Asia Pacific region;
     o    Difficulty in repatriating cash from certain foreign jurisdictions;
     o Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
     o Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
     o    Currency fluctuations and exchange and tariff rates;
     o Multiple, and possibly overlapping, tax structures and the burden of complying with a wide variety of foreign laws;
     o    Trade restrictions;
     o The need to consider characteristics unique to technology systems used internationally;
     o    Economic or political instability in some international markets; and
     o    Other risk factors set out in this report.

IF WE NEED ADDITIONAL CAPITAL IN THE FUTURE AND ARE UNABLE TO OBTAIN IT AS NEEDED OR CAN ONLY OBTAIN IT ON UNFAVORABLE TERMS, OUR OPERATIONS AND GROWTH STRATEGY MAY BE ADVERSELY AFFECTED, AND THE MARKET PRICE FOR OUR SECURITIES COULD DECLINE.
Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As of January 31, 2005, we had cash, cash equivalents and marketable securities of approximately $48.8 million and a $9.7 million operating line of credit of which $8.3 million is unutilized. While we believe this provides sufficient liquidity to fund our current operating requirements and the repayment of our outstanding convertible debentures (of which $27.0 million principal amount was outstanding at January 31, 2005) should we elect to satisfy the payment of these debentures at their maturity on June 30, 2005 in cash rather than by the issuance of our common shares, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

OUR INDEBTEDNESS, AND OUR DECISION ON HOW TO SATISFY THE INDEBTEDNESS ON MATURITY, MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.
In June 2000, we completed a convertible debt offering of $75.0 million of 5.5% convertible unsecured subordinated debentures. We have since repurchased $48.0 million of these debentures, leaving $27.0 million in outstanding debentures. On maturity on June 30, 2005, we can elect to satisfy the debentures, in whole or in part, with the number of common shares obtained by dividing the principal amount of the debentures that we want to satisfy with common shares by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before maturity. Any amount not satisfied by common shares on maturity is to be paid in cash. If the outstanding principal amount of our convertible debentures is satisfied by us on maturity through the issuance by us of common shares, the aggregate number of outstanding shares will be increased significantly and will result in substantial dilution to you and a decrease in our earnings per share, all of which may result in a material decline in the market price for our common stock. Our indebtedness could have other important consequences for investors. For example, it could:

     o Increase our vulnerability to general adverse economic and industry conditions;
     o    Limit our ability to obtain additional financing;
     o Require the dedication of a significant portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our operations, working capital, capital expenditures, acquisitions and other general corporate purposes;
     o Limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
     o    Place us at a competitive disadvantage relative to our competitors.

Although we have no present plans to do so, we may incur substantial additional debt in the future. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

CHANGES IN THE VALUE OF THE US DOLLAR, AS COMPARED TO THE CURRENCIES OF OTHER COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operations and financial condition.

FAIR VALUE ASSESSMENTS OF OUR INTANGIBLE ASSETS REQUIRED BY GAAP MAY REQUIRE US TO RECORD SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH INTANGIBLE ASSET IMPAIRMENT.
Portions of our assets are intangible, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

CONTINUED REGIONAL AND/OR GLOBAL ECONOMIC, POLITICAL AND MARKET CONDITIONS, INCLUDING ACTS OF TERRORISM AND ARMED CONFLICT, MAY CAUSE A DECREASE IN DEMAND FOR OUR SUPPLY CHAIN SERVICES AND SOFTWARE WHICH MAY NEGATIVELY AFFECT OUR REVENUE AND OPERATING RESULTS.
Our revenue and profitability depend on the overall demand of our current and potential customers for our supply chain services and products. Regional and/or global changes in the economy and financial markets, viral outbreaks, and political instability in geographic areas have resulted in companies generally reducing spending for technology services and products and delaying or reconsidering potential purchases of our supply chain services and products. The economic uncertainty resulting from continuation or escalation of military action or terrorist activity may continue to negatively impact our customers and cause them to limit or reduce spending on our services and products. Future declines in demand for our services and/or products could adversely affect our revenues and operating results.

FAILURE TO ACHIEVE BROAD MARKET ACCEPTANCE OF THE WAY IN WHICH WE PRICE AND DELIVER SERVICES AND PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS AND FINANCIAL CONDITION.
We have two primary models for pricing and delivering services and products: one whereby we deliver services and products over our proprietary network, for which we charge customers on a per-transaction basis; and one whereby we license our products to customers in exchange for a license fee. If this business strategy is flawed, or if we are unable to execute on it effectively, our business, operating results and financial condition could be substantially harmed. Any factor adversely affecting market acceptance of the ways by which our services and products are priced or delivered, including the availability and price of competing services and products or negative industry analyst commentary, could have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO GENERATE BROAD MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS, SERIOUS HARM COULD RESULT TO OUR BUSINESS.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the

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conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT REMAIN COMPETITIVE. INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

     o    Longer operating history;
     o Greater financial, technical, marketing, sales, distribution and other resources;
     o    Profitable operations;
     o    Superior product functionality in specific areas;
     o    Greater name recognition;
     o    A broader range of products to offer;
     o    Better performance; o A larger installed base of customers;
     o    Established relationships with customers that we are targeting; or
     o    Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

SYSTEM OR NETWORK FAILURES IN CONNECTION WITH OUR SERVICES AND PRODUCTS COULD REDUCE OUR SALES, IMPAIR OUR REPUTATION, INCREASE COSTS OR RESULT IN LIABILITY CLAIMS, AND SERIOUSLY HARM OUR BUSINESS.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:

     o    System or network failure;
     o    Interruption in the supply of power;
     o    Virus proliferation;
     o    Earthquake, fire, flood or other natural disaster; or
     o    An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in

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a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

SERIOUS HARM TO OUR BUSINESS COULD RESULT IF THERE IS A SECURITY FAILURE OR VIRUS PROLIFERATION WITH OUR SERVICES AND PRODUCTS.
The secure exchange of customer information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Our services and products use various security methods to provide the security necessary to enable the secure exchange of customer information. We also implement commercial virus software. Advances in computer capabilities, new discoveries in the field of computer security, or other events or developments could result in a compromise or breach of the algorithms that these security methods use to protect customer transaction data. Computer viruses may nevertheless infiltrate our products or the networks over which we deliver our services, resulting in unexpected results, unavailability of our services and products and significant costs to eliminate the virus. If any compromise, breach of security or virus infiltration were to occur, it could have a material adverse effect on our reputation, business, results of operations and financial condition.

IF THE DEVELOPMENT OF OUR SERVICES AND PRODUCTS FAILS TO KEEP PACE WITH OUR INDUSTRY'S RAPID EVOLUTION, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis or complete the developments that we have already undertaken. Cutbacks in our workforce could lengthen the time necessary to develop our products or cause us to abandon certain development. In addition, we may not successfully identify new product opportunities or develop and bring new services and products to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:

     o    Meet or exceed technological advances in the marketplace;
     o Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
     o    Comply with changing industry standards and achieve market acceptance;
     o Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time; and
     o Integrate third-party technology effectively and respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our results of operations and financial condition.

OUR EFFORTS TO DEVELOP AND SUSTAIN STRATEGIC RELATIONSHIPS TO IMPLEMENT AND PROMOTE OUR SERVICES AND PRODUCTS MAY FAIL, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.
We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to

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invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our results of operations and financial condition.

WE DEPEND ON OUR THIRD-PARTY PROVIDERS FOR OUR SERVICES AND PRODUCT OFFERINGS AND OUR BUSINESS. IF OUR RELATIONSHIPS WITH ANY OF THESE THIRD-PARTY PROVIDERS ARE IMPAIRED, OUR BUSINESS COULD BE HARMED.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products' capabilities.

OUR SUCCESS AND ABILITY TO COMPETE DEPENDS UPON OUR ABILITY TO SECURE AND PROTECT PATENTS, TRADEMARKS AND OTHER PROPRIETARY RIGHTS.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide significant protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue.

Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

CLAIMS THAT WE INFRINGE THIRD-PARTY PROPRIETARY RIGHTS COULD TRIGGER INDEMNIFICATION OBLIGATIONS AND RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO PROVIDE OUR SERVICES.
Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. A complaint alleging patent infringement has been filed against us by ArrivalStar, Inc. in the United States District Court for the Southern District of New York. We are defending this claim vigorously and are currently in the initial discovery phase. This claim or any intellectual property claim, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees,

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suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third-parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE TREATED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR US INCOME TAX PURPOSES RESULTING IN ADVERSE TAX CONSEQUENCES FOR US INVESTORS IN OUR COMMON SHARES. If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to the holders of our equity securities who are citizens or residents of the US for federal income tax purposes, and other holders of equity securities who may be subject to US federal income tax law. If you are such a person, you should consult with your own US tax advisors with respect to the US tax consequences of investing in our securities. We have not assumed, and do not assume, any obligation to make timely disclosure with respect to our PFIC status.



                                                           Deloitte & Touche LLP
                                                           4210 King Street East
                                                           Kitchener ON  N2P 2G5
                                                           Canada

                                                           Tel: (519) 650-7729
                                                           Fax: (519) 650-7601
                                                           www.deloitte.ca








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